Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
April 16, 2018

VIA: EDGAR and Email

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Brix Student Housing REIT, Inc.
(the “Company”) Amendment No. 3 to
Offering Statement on Form 1-A; File No. 024-10767

Dear Mr. Garrison:

On behalf of the Company, we are responding to your comment letter dated April 12, 2018 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A relating to the Arbitration provisions set forth in the Company’s Subscription Agreement and per our conversations today.

Attached please find Amendment No. 3 marked to show changes from Amendment No. 2 which reflect the Company’s deletion of the Arbitration provisions of Section 15 of the Subscription Agreement which was the subject of your April 12 letter.

As we discussed, on behalf of the Company immediate qualification of the Offering Statement is hereby requested and a letter from the Company in that regard has also been emailed to you.

Thank you for your assistance with regard to this filing and please do not hesitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc:	Harold Hofer